Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES

Computation of Basic and Diluted Earnings Per Share

(In thousands, except per share data)

	Three Months Ended
	March 31,
	2005	2004

Net income	$661	$558

Weighted average shares outstanding for calculating basic earnings per share	6,592,750	6,305,152

Options	238,102	305,764

Total shares for calculating diluted earnings per share	6,830,852	6,610,916

Basic earnings per share	$0.10	$0.09

Diluted earnings per share	$0.10	$0.08